

Power Financial Corporation

751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430
Telecopier (514) 286-7424

SUPPL

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Financial Corporation has declared the following dividends:

(1) A quarterly dividend on the outstanding Series A First Preferred Shares (PWF.PR.A) of the Corporation payable on February 15, 2007 to shareholders of record at the close of business on January 25, 2007, in an amount per share determined by applying the Quarterly Dividend Rate to $25.00. For the purposes hereof, "Quarterly Dividend Rate" shall mean one quarter of 70% of the average of the Prime Rate, as defined in the Articles of Continuance of the Corporation in paragraph 10(2), in effect on each day during the three calendar months ending December 31, 2006;

(2) A quarterly dividend of 32.50 cents per share on the outstanding First Preferred Shares, Series C (PWF.PR.D) of the Corporation payable on January 31, 2007 to shareholders of record at the close of business on January 10, 2007;

(3) A quarterly dividend of 34.375 cents per share on the outstanding First Preferred Shares, Series D (PWF.PR.E) of the Corporation payable on January 31, 2007 to shareholders of record at the close of business on January 10, 2007;

(4) A quarterly dividend of 32.8125 cents per share on the outstanding First Preferred Shares, Series E (PWF.PR.F) of the Corporation payable on January 31, 2007 to shareholders of record at the close of business on January 10, 2007;

(5) A quarterly dividend of 36.875 cents per share on the outstanding First Preferred Shares, Series F (PWF.PR.G) of the Corporation payable on January 31, 2007 to shareholders of record at the close of business on January 10, 2007;


06018747

(6) A quarterly dividend of 35.9375 cents per share on the outstanding First Preferred Shares, Series H (PWF.PR.H) of the Corporation payable on January 31, 2007 to shareholders of record at the close of business on January 10, 2007;

(7) A quarterly dividend of 37.50 cents per share on the outstanding First Preferred Shares, Series I (PWF.PR.I) of the Corporation payable on January 31, 2007 to shareholders of record at the close of business on January 10, 2007;

(8) A quarterly dividend of 29.375 cents per share on the outstanding First Preferred Shares, Series J (PWF.PR.J) of the Corporation payable on January 31, 2007 to shareholders of record at the close of business on January 10, 2007;

(9) A quarterly dividend of 30.9375 cents per share on the outstanding First Preferred Shares, Series K (PWF.PR.K) of the Corporation payable on January 31, 2007 to shareholders of record at the close of business on January 10, 2007;

(10) A quarterly dividend of 31.875 cents per share on the outstanding First Preferred Shares, Series L (PWF.PR.L) of the Corporation payable on January 31, 2007 to shareholders of record at the close of business on January 10, 2007; and

(11) A quarterly dividend of 26.75 cents per share on the outstanding common shares (PWF) of the Corporation payable on February 1, 2007 to shareholders of record at the close of business on December 29, 2006.

BY ORDER OF THE BOARD,

Edward Johnson
Senior Vice-President, General Counsel and Secretary

Montréal, Québec
November 10, 2006



POWER FINANCIAL
CORPORATION

NEWS RELEASE

FOR IMMEDIATE RELEASE

Readers are referred to the Forward-looking Information and Non-GAAP Financial Measures sections at the end of this release.

NINE-MONTH FINANCIAL RESULTS AND DIVIDEND INCREASED

Montréal, Québec, November 10, 2006 – Power Financial Corporation's operating earnings for the nine-month period ended September 30, 2006 were $1,330 million or $1.81 per share, compared with $1,244 million or $1.71 per share in the corresponding period in 2005. This represents a 6.1% increase on a per share basis.

The increase in operating earnings for the nine-month period in 2006 reflects growth in the contribution from Power Financial's subsidiaries and affiliate and also reflects the negative impact of the rise of the Canadian dollar on the growth of Lifeco's net income for the period. Based upon Lifeco's growth in net income on a constant currency basis, Power Financial's operating earnings on a per share basis for the nine-month period would have increased by 12.4%.

Other items not included in operating earnings in 2006 were $351 million or $0.50 per share, reflecting primarily the Corporation's share, in the amount of $356 million, of the gain recorded by Groupe Bruxelles Lambert from the sale of its 25.1% interest in Bertelsmann. For the nine-month period in 2005, items not included in operating earnings were a charge of $24 million or $0.03 per share in the aggregate, and were composed primarily of a charge of $22 million or $0.03 per share representing Power Financial's share of a specific charge of $30 million recorded by Lifeco, as described further under "Great-West Lifeco Inc."

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751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Fax 514.286.7424


POWER FINANCIAL
CORPORATION

As a result, net earnings for the nine-month period ended September 30, 2006 were $1,681 million or $2.31 per share, compared with $1,220 million or $1.68 per share for the same period in 2005.

THIRD QUARTER RESULTS

For the quarter ended September 30, 2006, operating earnings of the Corporation were $439 million or $0.60 per share, compared with $414 million or $0.57 per share in the third quarter of 2005. This represents an increase of 4.8% on a per share basis.

Operating earnings on a per share basis would have increased by 12.7% based upon Lifeco's growth in net income on a constant currency basis.

Other items for the quarter in 2006 were $356 million or $0.50 per share, representing Power Financial's share of the gain recorded by GBL from the sale of its interest in Bertelsmann. In the corresponding period in 2005, items not included in operating earnings were a charge of $24 million or $0.03 per share in the aggregate, and were composed primarily of the Corporation's share, in the amount of $22 million or $0.03 per share, of a specific charge of $30 million recorded by Lifeco, as described further under "Great-West Lifeco Inc."

Therefore, net earnings were $795 million or $1.10 per share for the quarter ended September 30, 2006, compared with $390 million or $0.54 per share in 2005.

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SUBSIDIARIES' AND AFFILIATE'S RESULTS

Great-West Lifeco Inc.

Lifeco reported net income attributable to common shareholders of $1,384 million for the nine months ended September 30, 2006, compared with $1,286 million reported a year ago. On a per share basis, this result represents $1.554 for the nine-month period in 2006, an increase of 8% (16% on a constant currency basis), compared with $1.443 for the same period in 2005.

For the three-month period ended September 30, 2006, net income attributable to common shareholders was $477 million, compared with $421 million reported a year ago. On a per share basis, this result represents $0.537 for the three-month period ended September 30, 2006, an increase of 14% (24% on a constant currency basis), compared with $0.472 in 2005.

The 2005 results include restructuring charges and provision for expected losses arising from hurricane damage, which impacted earnings per common share for the nine months by $0.019 and $0.034, respectively, and for the quarter by $0.004 and $0.034, respectively. Excluding these amounts, Lifeco's earnings per share for 2006 grew 4% for the nine months and 5% for the quarter, which increases are reflected in Power Financial's operating earnings, and by 12% and 15% for the same periods on a constant currency basis.

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IGM Financial Inc.

IGM reported net income for the nine months ended September 30, 2006, excluding a non-cash income tax benefit described below, of $563.4 million, compared with net income of $505.2 million in 2005. Diluted earnings per share on that basis were $2.11 for the period, compared with $1.90 in 2005, an increase of 11.1%. The figures for 2006 exclude a non-cash income tax benefit of $13.7 million or $0.05 per share, recorded in the second quarter, resulting from decreases in the federal corporate income tax rates. Including this item, net income for the nine-month period ended September 30, 2006 was $577.1 million or $2.16 per share.

Net income for the three-month period ended September 30, 2006 was $191.4 million, compared with $176.6 million for the same period in 2005, an increase of 8.4%. Diluted earnings per share were $0.72 for the period, compared with $0.66 in 2005, an increase of 9.1%.

Pargesa Holding S.A.

Parjointco N.V. holds Power Financial's interest in Pargesa Holding S.A. For the nine-month and three-month periods ended September 30, 2006, Parjointco contributed $94 million and $12 million, respectively, to Power Financial's operating earnings, compared with $82 million and $19 million, respectively, in 2005. Contribution to other income was $343 million and $356 million, respectively, for the nine-month and three-month periods ended September 30, 2006. These figures include an amount of $356 million representing the Corporation's share of the gain recorded by GBL from the sale of its interest in Bertelsmann. For the nine-month and three-month periods in 2005, the contribution from Parjointco to other income was $11 million and $1 million, respectively.

PREFERRED SHARE DIVIDENDS

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	*Record Date*	*Payment Date*	*Amount*
Series A	January 25, 2007	February 15, 2007	To be determined In accordance with the articles of the Corporation
Series C	January 10, 2007	January 31, 2007	32.50¢
Series D	January 10, 2007	January 31, 2007	34.375¢
Series E	January 10, 2007	January 31, 2007	32.8125¢
Series F	January 10, 2007	January 31, 2007	36.875¢
Series H	January 10, 2007	January 31, 2007	35.9375¢
Series I	January 10, 2007	January 31, 2007	37.50¢
Series J	January 10, 2007	January 31, 2007	29.375¢
Series K	January 10, 2007	January 31, 2007	30.9375¢
Series L	January 10, 2007	January 31, 2007	31.875¢

COMMON SHARE DIVIDEND

The Board of Directors also declared a quarterly dividend of 26.75 cents per share on the Corporation's common shares payable February 1, 2007 to shareholders of record December 29, 2006. This represents an increase of 1.75 cents over the previous quarterly rate of 25 cents.

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect Power Financial's or its subsidiaries' and affiliate's current expectations. These statements may include without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial or its subsidiaries and affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".



POWER FINANCIAL CORPORATION

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments as well as other factors that are believed to be appropriate in the circumstances. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond Power Financial's or its subsidiaries' and affiliate's control, affect the operations, performance and results of Power Financial or its subsidiaries and affiliate and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, Power Financial's or its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and Power Financial's or its subsidiaries' and affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of Power Financial's or its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, Power Financial undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information about the risks and uncertainties of Power Financial's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP financial measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other Income" as presented in the Corporation's Consolidated Statements of Earnings (net of taxes and non-controlling interests, if any).*

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

Attachments: Financial Information (unaudited)

For further information, please contact:

Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
(514) 286-7400

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	September 30, 2006 (unaudited)	December 31, 2005
Assets		
Cash and cash equivalents	5,054	4,642
Investments		
Shares	4,125	3,930
Bonds	62,558	59,298
Mortgages and other loans	15,722	15,118
Loans to policyholders	6,692	6,646
Real estate	2,052	1,844
	91,149	86,836
Funds held by ceding insurers (Note 11)	11,596	2,556
Investment in affiliate, at equity	1,932	1,501
Intangible assets	2,491	2,353
Goodwill	8,223	8,203
Future income taxes	387	460
Other assets	4,685	4,345
	125,517	110,896
Liabilities		
Policy liabilities		
Actuarial liabilities (Note 11)	82,556	71,263
Other	4,209	4,023
Deposits and certificates	720	693
Funds held under reinsurance contracts	3,433	4,089
Debentures and other borrowings (Note 2)	3,295	3,377
Preferred shares of the Corporation (Note 4)	300	300
Preferred shares of subsidiaries	1,329	1,356
Capital trust securities and debentures (Note 3)	647	648
Future income taxes	806	830
Other liabilities	10,564	8,635
	107,859	95,214
Non-controlling interests	6,967	6,284
Shareholders' Equity		
Stated capital (Note 4)		
Perpetual preferred shares	1,400	1,200
Common shares	593	593
Contributed surplus	52	38
Retained earnings	9,355	8,249
Foreign currency translation adjustments	(709)	(682)
	10,691	9,398
	125,517	110,896

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited) (in millions of dollars, except per share amounts)	Three months ended September 30 **2006**	2005	Nine months ended September 30 **2006**	2005
Revenues				
Premium income	**4,332**	3,186	**12,471**	11,530
Net investment income	**1,612**	1,410	**4,512**	4,088
Fee income	**1,239**	1,142	**3,726**	3,387
	7,183	5,738	**20,709**	19,005
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,871**	3,650	**13,831**	12,547
Commissions	**523**	465	**1,592**	1,467
Operating expenses	**752**	748	**2,308**	2,302
Financing charges (Note 5)	**88**	85	**254**	253
	6,234	4,948	**17,985**	16,569
	949	790	**2,724**	2,436
Share of earnings of affiliate	**12**	19	**94**	82
Other income (charges), net (Note 6)	**356**	(3)	**343**	(11)
Earnings before income taxes and non-controlling interests	**1,317**	806	**3,161**	2,507
Income taxes	**274**	206	**727**	649
Non-controlling interests	**248**	210	**753**	638
Net earnings	**795**	390	**1,681**	1,220
Earnings per common share (Note 7)				
Basic	**1.10**	0.54	**2.31**	1.68
Diluted	**1.10**	0.53	**2.30**	1.67

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Nine months ended September 30 (unaudited) (in millions of dollars)	**2006**	2005
Retained earnings, beginning of year	**8,249**	7,267
Add		
Net earnings	**1,681**	1,220
	9,930	8,487
Deduct		
Dividends		
Perpetual preferred shares	**51**	38
Common shares	**516**	449
Other	**8**	3
	575	490
Retained earnings, end of period	**9,355**	7,997

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions of dollars)	Three months ended September 30 2006	Three months ended September 30 2005	Nine months ended September 30 2006	Nine months ended September 30 2005
Operating activities				
Net earnings	**795**	390	**1,681**	1,220
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	**1,172**	107	**1,575**	1,565
Decrease (increase) in funds held by ceding insurers	**40**	127	**471**	357
Increase (decrease) in funds held under reinsurance contracts	**(524)**	79	**(621)**	11
Amortization and depreciation	**23**	24	**72**	75
Future income taxes	**(15)**	(75)	**60**	59
Non-controlling interests	**248**	210	**753**	638
Other	**(325)**	(1)	**(269)**	368
Change in non-cash working capital	**115**	160	**(205)**	(441)
	1,529	1,021	**3,517**	3,852
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(108)**	(89)	**(309)**	(258)
Perpetual preferred shares	**(16)**	(12)	**(49)**	(38)
Common shares	**(176)**	(154)	**(504)**	(439)
	(300)	(255)	**(862)**	(735)
Issue of perpetual preferred shares (Note 4)	**200**	–	**200**	–
Issue of common shares by subsidiaries	**7**	8	**31**	24
Repurchase of common shares by subsidiaries	**(19)**	(26)	**(56)**	(65)
Issue of preferred shares by a subsidiary	**-**	300	**300**	300
Repurchase of preferred shares by a subsidiary	**(18)**	–	**(30)**	-
Issue of subordinated debentures (Note 2)	**-**	–	**336**	–
Repayment of debentures and other borrowings	**(250)**	(150)	**(400)**	(150)
Other	**47**	(8)	**(5)**	(39)
	(333)	(131)	**(486)**	(665)
Investment activities				
Bond sales and maturities	**7,351**	5,110	**20,683**	18,666
Mortgage loan repayments	**523**	611	**1,434**	2,178
Sales of shares	**477**	408	**1,118**	1,072
Real estate sales	**129**	6	**174**	74
Proceeds from securitizations (Note 9)	**386**	57	**1,019**	188
Change in loans to policyholders	**(19)**	(12)	**(239)**	(184)
Change in repurchase agreements	**14**	(163)	**132**	227
Acquisition of intangible assets (Note 11)	**(141)**	–	**(141)**	-
Investment in bonds	**(7,586)**	(4,904)	**(22,091)**	(19,974)
Investment in mortgage loans	**(1,268)**	(659)	**(3,163)**	(2,644)
Investment in shares	**(396)**	(441)	**(1,084)**	(1,209)
Investment in real estate	**(399)**	(186)	**(515)**	(411)
Other	**(8)**	19	**(17)**	13
	(937)	(154)	**(2,690)**	(2,004)
Effect of changes in exchange rates on cash and cash equivalents	**31**	(168)	**71**	(266)
Increase in cash and cash equivalents	**290**	568	**412**	917
Cash and cash equivalents, beginning of period	**4,764**	3,972	**4,642**	3,623
Cash and cash equivalents, end of period	**5,054**	4,540	**5,054**	4,540

Power Financial Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) SEPTEMBER 30, 2006

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at September 30, 2006 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005.

COMPARATIVE FIGURES

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	September 30, 2006	December 31, 2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	–	150
6.90% debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	**450**	450
6.58% debentures 2003 Series, due March 7, 2018	**150**	150
6.65% debentures 1997 Series, due December 13, 2027	**125**	125
7.45% debentures 2001 Series, due May 9, 2031	**150**	150
7.00% debentures 2002 Series, due December 31, 2032	**175**	175
7.11% debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured, repaid September 19, 2006	–	256
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**204**	206
6.75% debentures due August 10, 2015, unsecured	**200**	200
6.14% debentures due March 21, 2018, unsecured	**200**	200
6.40% subordinated debentures due December 11, 2028, unsecured	**101**	101
6.74% debentures due November 24, 2031, unsecured	**200**	200
6.67% debentures due March 21, 2033, unsecured	**400**	400
6.625% deferrable debentures due November 15, 2034, unsecured (US$175 million)	**196**	205
7.153% subordinated debentures due May 16, 2046, unsecured (US$300 million)	**336**	–
Other notes payable with interest rate of 8.0%	**8**	9
	3,295	3,377

During the second quarter of 2006, Great-West Lifeco Inc. (Lifeco) issued $336 million (US$300 million) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable at the principal amount plus any accrued and unpaid interest after May 16, 2016.

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	September 30, 2006	December 31, 2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150
	800	800
Acquisition related fair market value adjustment	**32**	34
Capital trust securities held by consolidated group as temporary investments	**(185)**	(186)
	647	648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	September 30, 2006		December 31, 2005	
	Number of shares	**Stated capital**	Number of shares	Stated capital
Preferred Shares (classified as liabilities)				
Series C First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series J First Preferred Shares	**6,000,000**	**150**	6,000,000	150
		300		300
Perpetual Preferred Shares				
Series A First Preferred Shares	**4,000,000**	**100**	4,000,000	100
Series D First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series E First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series F First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series H First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series I First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series K First Preferred Shares	**10,000,000**	**250**	10,000,000	250
Series L First Preferred Shares	**8,000,000**	**200**	–	–
		1,400		1,200
Common shares	**704,813,680**	**593**	704,813,680	593

During the third quarter of 2006, the Corporation issued 8,000,000 5.10% Non-Cumulative First Preferred Shares, Series L for cash proceeds of $200 million. The 5.10% Non-Cumulative First Preferred Shares, Series L are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.2750 per share per annum. On and after October 31, 2011 the Corporation may redeem for cash the Series L First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to October 31, 2012, $25.75 if redeemed thereafter and prior to October 31, 2013, $25.50 if redeemed thereafter and prior to October 31, 2014, $25.25 if redeemed thereafter and prior to October 31, 2015 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

STOCK-BASED COMPENSATION

During the nine months ended September 30, 2006, no options were granted under the Corporation's stock option plan. During the second quarter of 2005, 2,015,000 options were granted under the Corporation's stock option plan (no options were granted in the first and third quarters of 2005).

The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005
Dividend yield	–	2.4 %
Expected volatility	–	21.0 %
Risk-free interest rate	–	4.3 %
Expected life (years)	–	9
Fair value per option granted ($/option)	–	$8.10

Compensation expense relating to stock options granted by the Corporation and its subsidiaries amounted to $7 million in the third quarter of 2006 ($8 million in 2005) and $19 million for the nine months ended September 30, 2006 ($17 million in 2005).

Options were outstanding at September 30, 2006 to purchase, until May 11, 2015, up to an aggregate of 8,425,000 common shares, at various prices from $6.65938 to $32.235 per share. During the nine months ended September 30, 2006 and 2005, no common shares were issued under the Corporation's plan.

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
Interest on debentures and other borrowings	**61**	56	**171**	169
Preferred share dividends	**18**	20	**55**	56
Interest on capital trust debentures	**13**	13	**37**	37
Distributions on capital trust securities held by consolidated group as temporary investments	**(4)**	(4)	**(9)**	(9)
	88	85	**254**	253

NOTE 6 OTHER INCOME (CHARGES), NET

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
Share of Pargesa's non-operating earnings	**356**	1	**343**	11
Restructuring costs – Lifeco	**–**	(4)	**–**	(22)
	356	(3)	**343**	(11)

The share of Pargesa's non-operating earnings includes an amount of $356 million, which represents the Corporation's share of the gain resulting from the disposal by Groupe Bruxelles Lambert of its 25.1% equity interest in Bertelsmann AG.

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
Net earnings	**795**	390	**1,681**	1,220
Dividends on perpetual preferred shares	**(19)**	(12)	**(51)**	(38)
Net earnings available to common shareholders	**776**	378	**1,630**	1,182
Weighted number of common shares outstanding (millions) – Basic	**704.8**	704.8	**704.8**	704.8
Exercise of stock options	**8.4**	8.4	**8.4**	8.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.3)**	(5.2)	**(5.3)**	(5.4)
Weighted number of common shares outstanding (millions) – Diluted	**707.9**	708.0	**707.9**	707.8

NOTE 8 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
Pension plans	**20**	21	**63**	57
Other post-retirement benefits	**5**	12	**19**	36
	25	33	**82**	93

NOTE 9 SECURITIZATIONS

During the third quarter of 2006, IGM Financial Inc. (IGM) securitized $390 million (2005 - $57 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $386 million (2005 - $57 million). IGM's retained interest in the securitized loans was valued at $10 million (2005 - $2 million). A pre-tax gain on sale of $4 million (2005 – gain of $1 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

During the nine months ended September 30, 2006, IGM securitized $1,026 million (2005 - $189 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $1,019 million (2005 - $188 million). IGM's retained interest in the securitized loans was valued at $17 million (2005 - $6 million). A pre-tax gain on sale of $1 million (2005 – gain of $4 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 10 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended September 30, 2006	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**4,332**	**–**	**–**	**–**	**4,332**
Net investment income	**1,577**	**55**	**–**	**(20)**	**1,612**
Fee income	**658**	**588**	**–**	**(7)**	**1,239**
	6,567	**643**	**–**	**(27)**	**7,183**
Expenses					
Insurance claims	**4,871**	**–**	**–**	**–**	**4,871**
Commissions	**325**	**206**	**–**	**(8)**	**523**
Operating expenses	**604**	**134**	**–**	**14**	**752**
Financing charges	**54**	**22**	**–**	**12**	**88**
	5,854	**362**	**–**	**18**	**6,234**
	713	**281**	**–**	**(45)**	**949**
Share of earnings of affiliate	**–**	**–**	**12**	**–**	**12**
Other income (charges), net	**–**	**–**	**356**	**–**	**356**
Earnings before the following:	**713**	**281**	**368**	**(45)**	**1,317**
Income taxes	**186**	**89**	**–**	**(1)**	**274**
Non-controlling interests	**191**	**84**	**–**	**(27)**	**248**
Contribution to consolidated net earnings	**336**	**108**	**368**	**(17)**	**795**

Information on Profit Measure

Three months ended September 30, 2005	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,186	–	–	–	3,186
Net investment income	1,396	39	–	(25)	1,410
Fee income	606	548	–	(12)	1,142
	5,188	587	–	(37)	5,738
Expenses					
Insurance claims	3,650	–	–	–	3,650
Commissions	294	184	–	(13)	465
Operating expenses	598	135	–	15	748
Financing charges	49	23	–	13	85
	4,591	342	–	15	4,948
	597	245	–	(52)	790
Share of earnings of affiliate	–	–	19	–	19
Other income (charges), net	(4)	–	1	–	(3)
Earnings before the following:	593	245	20	(52)	806
Income taxes	140	69	–	(3)	206
Non-controlling interests	157	80	–	(27)	210
Contribution to consolidated net earnings	296	96	20	(22)	390

Information on Profit Measure

Nine months ended September 30, 2006	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	12,471	–	–	–	12,471
Net investment income	4,416	162	–	(66)	4,512
Fee income	1,982	1,764	–	(20)	3,726
	18,869	1,926	–	(86)	20,709
Expenses					
Insurance claims	13,831	–	–	–	13,831
Commissions	999	614	–	(21)	1,592
Operating expenses	1,842	425	–	41	2,308
Financing charges	152	66	–	36	254
	16,824	1,105	–	56	17,985
	2,045	821	–	(142)	2,724
Share of earnings of affiliate	–	–	94	–	94
Other income (charges), net	–	–	343	–	343
Earnings before the following:	2,045	821	437	(142)	3,161
Income taxes	491	242	–	(6)	727
Non-controlling interests	580	256	–	(83)	753
Contribution to consolidated net earnings	974	323	437	(53)	1,681

Information on Profit Measure

Nine months ended September 30, 2005	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	11,530	–	–	–	11,530
Net investment income	4,015	136	–	(63)	4,088
Fee income	1,808	1,603	–	(24)	3,387
	17,353	1,739	–	(87)	19,005
Expenses					
Insurance claims	12,547	–	–	–	12,547
Commissions	954	537	–	(24)	1,467
Operating expenses	1,849	414	–	39	2,302
Financing charges	146	68	–	39	253
	15,496	1,019	–	54	16,569
	1,857	720	–	(141)	2,436
Share of earnings of affiliate	–	–	82	–	82
Other income (charges), net	(22)	–	11	–	(11)
Earnings before the following:	1,835	720	93	(141)	2,507
Income taxes	441	214	–	(6)	649
Non-controlling interests	487	225	–	(74)	638
Contribution to consolidated net earnings	907	281	93	(61)	1,220

NOTE 11 ACQUISITIONS

a) In the third quarter of 2006, Mackenzie Financial Corporation (Mackenzie), a subsidiary of IGM, acquired the assets of Cundill Investment Research Ltd. and related entities (Cundill group) for cash consideration, including transaction and other related costs. There is contingent consideration due if certain future revenue and assets under management targets are met. The preliminary purchase price has been allocated to intangible assets and will be completed as soon as Mackenzie has gathered all the significant information considered necessary in order to finalize this allocation.

b) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to Lifeco and the transfer is expected to be completed in the first quarter of 2007 subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.5 billion (£4.6 billion) on the Consolidated Balance Sheet at September 30, 2006.

c) During the second quarter of 2006, Great-West Life & Annuity Insurance Company (GWL&A), entered into a reinsurance agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction closed on October 2, 2006, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (US$1.4 billion) on the Consolidated Balance Sheet. In addition, Lifeco will receive fee income by providing administrative services and recordkeeping functions on approximately $7.1 billion (US$6.3 billion) of participant account values.

   In anticipation of a large receipt of cash in early October associated with the above transaction, Lifeco purchased approximately $1.6 billion (US$1.4 billion) of U.S. government securities at close of business on September 29, 2006 in order to fix the interest rate earned. These purchases coincided with the pricing of the reinsurance transaction which settled on October 2, 2006. The securities purchases settled in early October. The transaction resulted in an increase in invested assets and a corresponding increase in other liabilities of approximately $1.6 billion (US$1.4 billion) at September 30, 2006.

d) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Corporation.

NOTE 12 REINSURANCE TRANSACTION

During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 million associated with the transaction have been recorded in the Consolidated Statements of Earnings as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $557 million to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.